August 23, 2023

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Attention: Scott Anderegg and Jennifer Lopez Molina

Re:	Mike the Pike Productions, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G Filed June 26, 2023 File No.: 000-55298

Gentlemen:

Our firm, the Law Offices of John F. Wolcott, Esq., has replaced Byron Thomas, Esq., in this matter. We are associated with the Wolcott law firm. We are in receipt of your letter dated July 13, 2023, requesting responses to the following comments:

Amendment No. 2 on Form 10-12G filed June 26, 2023

Item 1A: Risk Factors, page 10

1.         Please include a risk factor addressing the risks associated with any failure on your part to comply with your reporting obligations under the Securities Exchange Act of 1934, as amended. In your risk factor, please disclose the fact that the financial statements included in your Form 10-12G were stale at the time that your Form 10-12G went effective.

Response to Item 1A: Risk Factors, page 10

See page 9 of Amendment No. 3 filed in connection with this Response.

Our certificate of Incorporation authorizes the issuance of preferred stock, page 12

2.         We note your revision concerning the CEO being able to control the company as a result of his holding of preferred shares. Please provide similar disclosure in your Business of Issuer discussion.

Response to Our certificate of Incorporation authorizes the issuance of preferred stock, page 12

Done. See page 8 of Amendment No. 3.

General

3.         We note your disclosure in response to comment 26 that you are listed on the Expert Market. Please revise your disclosure to clarify and include risk factor disclosure regarding the warning or designation in relation to your common stock that is eligible for Unsolicited Quotes Only.

Response to General

Done. See page 9 of Amendment No. 3. Currently, we are quoted in the OTC Pink Market under the symbol MIKP.

We are hopeful that the foregoing Responses meet with your approval. Any additional questions, please advise at your earliest convenience.

Thank you very much.

Sincerely,

Kevin J. Quinn

Call: (310) 795-8607

Email: goirish@kquinn.net

cc. Mark Newbauer

John Wolcott, Esq.